Exhibit 99.4

PRESS RELEASE

Renewables: TotalEnergies Divests its Distributed Solar
Generation Activities in Europe

Paris, July 9, 2026 – In line with its strategy to refocus its renewable development on large utility-scale solar and wind farms in order to benefit from economies of scale, TotalEnergies announces that it has completed the divestment of all its distributed solar assets (around 170 MW), mainly rooftop installations, across 7 European countries (France, Belgium, the Netherlands, Spain, Portugal, the United Kingdom and Luxembourg) to Amarenco and AMPYR Distributed Energy. The Company has thus ended its distributed generation activities in these countries.

Distributed generation involves the development of projects generally below 3 MW, for which TotalEnergies’ business model is less suited than for large utility-scale power plants that offer economies of scale.

Amarenco and AMPYR Distributed Energy will continue to operate the assets in order to ensure continued supply to customers. This divestment will have no impact on TotalEnergies’ pace of development in renewables, as the Company installed 8 GW of gross renewable capacity in last twelve months, reaching 35 GW of gross capacity at end-March 2026, and aims to maintain this annual pace through to 2030 to reach more than 75 GW.

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TotalEnergies and electricity

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. By the end of April 2026, TotalEnergies holds nearly 36 GW of gross renewable power generation capacity and aims to achieve over 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).